New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Bruce K. Dallas

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax bruce.dallas@davispolk.com

July 10, 2012

Re:	Comcast Corporation Form 10-K for the year ended December 31, 2011 Filed February 23, 2012 File No. 1-32871

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC  20549

Attn: Kate Beukenkamp, Legal Examiner

Dear Ms. Beukenkamp:

Comcast Corporation (the “Company”) received the Staff’s comment letter relating to the above referenced Form 10-K on July 9, 2012.  As we discussed today, this will confirm the Company’s request to extend the due date of its response to August 6, 2012.

Respectfully yours,
/s/ Bruce K. Dallas

cc:
Michael J. Angelakis, Vice Chairman and Chief Financial Officer
Arthur R. Block, Senior Vice President, General Counsel and Secretary
Lawrence J. Salva, Senior Vice President, Chief Accounting Officer and Controller